Exhibit 99.1

Press Release, 5 March 2014

Interxion Reports Q4 and Full Year 2013 Results

Revenue for the full year increased by 11% to €307.1 million

Very strong bookings in the fourth quarter

AMSTERDAM 5 March 2014 – Interxion Holding NV (NYSE: INXN), a leading European provider of cloud and carrier-neutral colocation data centre services, announced its results today for the three months and year ended 31 December 2013.

“Interxion delivered a good performance in the fourth quarter and solid financial and operating results in 2013 with the Big 4 segment, which comprises our four largest countries, recording organic recurring revenue growth of 14%”, said David Ruberg, Interxion’s Chief Executive Officer. “In addition, we had a very strong level of bookings in the fourth quarter of 2013, with momentum continuing into the first quarter of 2014 as certain market segments continue to improve. We obtained orders from multiple cloud infrastructure providers across multiple locations, including Amsterdam, Frankfurt, Stockholm, and Vienna. As a result, nearly 70% of our announced capital expenditure for 2014 is dedicated to satisfying these orders.”

Financial Highlights

•	Revenue for the fourth quarter and full year increased by 7% and 11% to €78.2 million and €307.1 million, respectively (4Q 2012: €72.9 million; FY 2012: €277.1 million)

•	Adjusted EBITDA for the fourth quarter and full year increased by 8% and 15% to €33.8 million and €131.8 million, respectively (4Q 2012: €31.2 million; FY 2012: €115.0 million)

•	Adjusted EBITDA margin for the fourth quarter and full year increased to 43.2% and 42.9%, respectively (4Q 2012: 42.8%; FY 2012: 41.5%)

•	Net profit for the fourth quarter increased by 73% to €9.8 million. Full year 2013 net profit was €6.8 million (4Q 2012: €5.6 million; FY 2012: €31.6 million)

Press Release, 5 March 2014

•	Earnings per diluted share for the fourth quarter increased by 72% to €0.14. Full year 2013 earnings per diluted share were €0.10 (4Q 2012: €0.08; FY 2012: €0.46)

•	Capital Expenditures, including intangible assets[1], were €55.3 million in the fourth quarter and €143.4 million in the full year 2013.

Operating Highlights

•	Equipped Space increased by 800 square metres in the fourth quarter and 6,100 square metres for the year to 80,100 square metres

•	Revenue Generating Space increased by 600 square metres in the fourth quarter and 3,500 square metres for the full year to 59,700 square metres

•	Utilisation Rate was 75% at the end of the year (Year end 2012: 76%)

•	Expansion projects in Zurich and Vienna were completed in 4Q 2013

•	New data centres in Stockholm and Vienna announced.

Quarterly Review

Revenue for the fourth quarter of 2013 was €78.2 million, a 7% increase over the fourth quarter of 2012 and a slight increase over the third quarter of 2013. Recurring revenue was €74.4 million, an 8% increase over the fourth quarter of 2012 and a 1% increase over the third quarter of 2013. Recurring revenue in the quarter was 95% of total revenue.

Cost of sales in the fourth quarter of 2013 was €31.4 million, an 8% increase over the fourth quarter of 2012 and a 2% decrease over the third quarter of 2013.

Gross profit was €46.8 million in the fourth quarter of 2013, a 6% increase over the fourth quarter of 2012 and a 1% increase over the third quarter of 2013.

[1]	Capital expenditures, including intangible assets, represent payments to acquire property, plant, and equipment and intangible assets, as recorded in the consolidated statement of cash flows as “Purchase of property, plant and equipment” and “Purchase of intangible assets” respectively.

Press Release, 5 March 2014

Sales and marketing costs in the fourth quarter were €6.4 million, up 16% compared to both the prior year quarter and the third quarter of 2013, partly due to increased sales commissions. Other general and administrative costs2 were €6.7 million, a decrease of 8% compared to the fourth quarter of 2012 and a 6% decrease compared to the third quarter of 2013.

Adjusted EBITDA for the fourth quarter of 2013 was €33.8 million, up 8% compared to the fourth quarter of 2012 and a slight increase compared to the third quarter of 2013. Adjusted EBITDA margin grew to 43.2% compared to 42.8% in the fourth quarter of 2012 and 43.1% in the third quarter 2013.

Depreciation, amortisation, and impairments in the fourth quarter of 2013 was €13.5 million, an increase of 4% compared to the fourth quarter of 2012 and a decrease of 11% from the third quarter of 2013. Beginning with the fourth quarter of 2013, Interxion adjusted the estimated useful lives of certain assets to more accurately reflect their useful lives based on the company’s experience of operating and maintaining data centre assets for the last 15 years. This change of estimated useful lives has reduced the depreciation charge in the fourth quarter by €2.0 million.

Operating profit during the fourth quarter of 2013 was €19.0 million, an increase of 29% over the fourth quarter of 2012 and an increase of 9% compared to the third quarter of 2013.

Net finance costs for the fourth quarter of 2013 were €5.6 million, a 1% decrease compared to the fourth quarter of 2012, and an 85% decrease compared to the third quarter of 2013 during which the company recognized a €31.0 million one-time charge related to its refinancing transaction. Excluding this one-time charge, net finance costs decreased 21% compared to the adjusted third quarter of 2013.

2 Other general administrative costs represents general and administrative costs excluding depreciation, amortisation, impairments, share based payments and increase/(decrease) in provision for onerous lease contracts.

Press Release, 5 March 2014

Income tax expense for the fourth quarter of 2013 was €3.7 million, an increase of 6% compared to the fourth quarter of 2012. Interxion had a €4.1 million income tax benefit in the third quarter of 2013 which was impacted by the one-time refinancing charge mentioned above.

Net profit was €9.8 million in the fourth quarter of 2013, up 73% from the fourth quarter of 2012. Interxion had a €16.5 million net loss in the third quarter of 2013 which was impacted by the €31.0 million one-time refinancing charge mentioned above. Earnings per share in the fourth quarter 2013 were €0.14 on a weighted average of 69.5 million diluted shares, compared with €0.08 on a weighted average of 69.1 million diluted shares in the fourth quarter of 2012.

Cash generated from operations, defined as cash generated from operating activities before interest and corporate income tax payments and receipts, was €23.0 million, a 30% decrease from the fourth quarter of 2012, and a 28% decrease from the third quarter of 2013, both the result of changes in working capital.

Capital expenditures, including intangible assets, were €55.3 million in the fourth quarter 2013 compared to €28.2 million in the fourth quarter of 2012 and €26.5 million in the third quarter of 2013.

Cash and cash equivalents and short term investments were €45.7 million at 31 December 2013, compared to €68.7 million at year end 2012. Total borrowings were €364.0 million at year end 2013 compared to €288.1 million at year end 2012, as the company invested in additional data centre capacity, refinanced its debt with €65 million of incremental long term debt and €40 million additional revolving credit facility capacity, and entered into several property mortgages during the year. At 5 March 2014, an amount of €20 million is drawn under the revolving credit facility.

Press Release, 5 March 2014

Equipped space at the end of the fourth quarter of 2013 was 80,100 square metres compared to 74,000 square metres at the end of fourth quarter of 2012 and 79,300 square metres at the end of the third quarter 2013. Utilisation rate, the ratio of revenue-generating space to equipped space, was 75% at year-end 2013 compared to 76% at year-end 2012 and 75% at the end of the third quarter 2013.

Annual Review

Revenue for the full year 2013 was €307.1 million, an 11% increase over full year 2012. Recurring revenue for 2013 was €291.3 million, a 12% increase over 2012, and accounted for 95% of total revenue in 2013, up from 94% in 2012.

Gross profit was €183.0 million in 2013, a 12% increase over 2012.

Sales and marketing costs for 2013 were €22.8 million, a 14% increase over 2012.

Adjusted EBITDA for 2013 was €131.8 million, a 15% increase over 2012. Adjusted EBITDA margin for 2013 expanded to 42.9% from 41.5% in 2012.

Net profit was €6.8 million in 2013 compared to €31.6 million in 2012. Diluted earnings per share in 2013 were €0.10 on a weighted average of 69.3 million diluted shares, compared with €0.46 on a weighted average of 68.3 million diluted shares in 2012. Net profit and earnings per share in 2013 were impacted by the €31.0 million pre-tax one-time charge mentioned above.

Cash generated from operations, defined as cash generated from operating activities before interest and corporate income tax payments and receipts, was €102.7 million in 2013 compared to €111.7 million in 2012.

Press Release, 5 March 2014

Capital expenditures, including intangible assets, were €143.4 million in 2013 compared to €178.3 million in 2012.

During 2013, Interxion opened new capacity in 8 of its 11 countries representing approximately 6,100 square metres of equipped space. The company installed 3,500 revenue generating square metres in 2013.

Business Outlook

The company today is providing guidance for full year 2014:

Revenue	€334 million - €344 million
Adjusted EBITDA	€145 million - €152 million
Capital Expenditures (including intangibles)	€140 million - €160 million

Conference Call to Discuss Results

The company will host a conference call at 8:30 a.m. ET (1:30 pm GMT, 2:30 pm CET) today to discuss the results.

To participate on this call, U.S. callers may dial toll free 1-866-966-9439; callers outside the U.S. may dial direct +44 (0) 1452 555 566. The conference ID for this call is 42521897. This event also will be webcast live over the Internet in listen-only mode at investors.interxion.com.

A replay of this call will be available shortly after the call concludes and will be available until 11 March 2014. To access the replay, U.S. callers may dial toll free 1-866-247-4222; callers outside the U.S. may dial direct +44 (0) 1452 550 000. The replay access number is 42521897.

Press Release, 5 March 2014

Forward-looking Statements

This press release contains forward-looking statements that involve risks and uncertainties. Actual results may differ materially from expectations discussed in such forward-looking statements. Factors that might cause such differences include, but are not limited to, the difficulty of reducing operating expenses in the short term, inability to utilise the capacity of newly planned data centres and data centre expansions, significant competition, the cost and supply of electrical power, data centre industry over-capacity, performance under service-level agreements, and other risks described from time to time in Interxion’s filings with the Securities and Exchange Commission. Interxion does not assume any obligation to update the forward-looking information contained in this press release.

Use of Non-IFRS Information

EBITDA is defined as operating profit plus depreciation, amortisation and impairment of assets. We define Adjusted EBITDA as EBITDA adjusted to exclude share-based payments, increase/decrease in provision for onerous lease contracts, and income from sub-leases on unused data centre sites. Adjusted EBITDA margin is defined as Adjusted EBITDA as a percentage of revenue. We present EBITDA, Adjusted EBITDA and Adjusted EBITDA margin as additional information because we understand that they are measures used by certain investors and because they are used in our financial covenants in our €100 million revolving credit facility and €325 million 6.00% Senior Secured Notes due 2020. However, other companies may present EBITDA, Adjusted EBITDA and Adjusted EBITDA margin differently than we do. EBITDA, Adjusted EBITDA and Adjusted EBITDA margin are not measures of financial performance under IFRS and should not be considered as an alternative to operating profit or as a measure of liquidity or an alternative to net income as indicators of our operating performance or any other measure of performance derived in accordance with IFRS.

Press Release, 5 March 2014

A reconciliation from Net profit to EBITDA and EBITDA to Adjusted EBITDA is provided in the notes to our consolidated income statement included elsewhere in this press release.

Adjusted diluted earnings per share amounts are determined on Adjusted Net Profit3. A reconciliation from reported Net Profit to Adjusted Net Profit is included elsewhere in this press release.

Interxion does not provide forward-looking estimates of Net profit, Operating profit, depreciation, amortisation, and impairments, share-based payments, or increase/decrease in provision for onerous lease contracts, and income from sub-leases on unused data centre sites, which it uses to reconcile to Adjusted EBITDA. The Company is, therefore, unable to provide forward-looking reconciling information for Adjusted EBITDA.

-ENDS-

About Interxion

Interxion (NYSE: INXN) is a leading provider of carrier and cloud neutral colocation data centre services in Europe and serves a wide range of customers through 36 data centres in 11 European countries. Interxion’s uniformly designed, energy-efficient data centres offer customers extensive security and uptime for their mission-critical applications. With more than 500 connectivity providers and 19 European Internet exchanges, Interxion has created cloud, content, finance and connectivity hubs that foster growing customer communities of interest. For more information, please visit www.interxion.com.

[3]	We define Adjusted Net Profit as net profit excluding the impact of the refinancing charge, capitalized interest, change in asset useful lives, deferred tax adjustments, Dutch crisis tax, and the related corporate income tax effect.

Press Release, 5 March 2014

Contact information:

Interxion

Jim Huseby

Investor Relations

Tel: +1-813-644-9399

IR@interxion.com

Press Release, 5 March 2014

INTERXION HOLDING NV

CONSOLIDATED INCOME STATEMENT

(in €‘000 – except per share data and where stated otherwise)

(unaudited)

	Three Months Ended		Year Ended
	31 Dec	31 Dec	31 Dec	31 Dec
	2013	2012	2013	2012
Revenue	78,154	72,880	307,111	277,121
Cost of sales	(31,372)	(28,953)	(124,141)	(113,082)

Gross profit	46,782	43,927	182,970	164,039
Other income	42	120	341	463
Sales and marketing costs	(6,366)	(5,503)	(22,818)	(20,100)
General and administrative costs	(21,446)	(23,786)	(90,134)	(79,243)

Operating profit	19,012	14,758	70,359	65,159
Net finance expense	(5,590)	(5,657)	(57,453)	(17,746)

Profit before taxation	13,422	9,101	12,906	47,413
Income tax expense	(3,650)	(3,452)	(6,082)	(15,782)

Net profit	9,772	5,649	6,824	31,631

Basic earnings per share: (€)	0.14	0.08	0.10	0.47
Diluted earnings per share: (€)	0.14	0.08	0.10	0.46

Number of shares outstanding at the end of the period (shares in thousands)	68,867	68,176	68,867	68,176
Weighted average number of shares for Basic EPS (shares in thousands)	68,834	68,021	68,584	67,309
Weighted average number of shares for Diluted EPS (shares in thousands)	69,476	69,052	69,345	68,262

			As at
			31 Dec	31 Dec
Capacity metrics			2013	2012
Equipped space (in square meters)			80,100	74,000
Revenue generating space (in square meters)			59,700	56,200
Utilisation rate			75%	76%

Press Release, 5 March 2014

INTERXION HOLDING NV

NOTES TO CONSOLIDATED INCOME STATEMENT: SEGMENT INFORMATION

(in €‘000 – except where stated otherwise)

(unaudited)

	Three Months Ended		Year Ended
	31 Dec	31 Dec	31 Dec	31 Dec
	2013	2012	2013	2012
Consolidated

Recurring revenue	74,416	69,002	291,274	259,249
Non-recurring revenue	3,738	3,878	15,837	17,872

Revenue	78,154	72,880	307,111	277,121

Adjusted EBITDA	33,762	31,187	131,837	115,015

Gross margin	59.9%	60.3%	59.6%	59.2%

Adjusted EBITDA margin	43.2%	42.8%	42.9%	41.5%

Total assets	910,775	819,224	910,775	819,224
Total liabilities	522,873	443,650	522,873	443,650
Capital expenditure, including intangible assets (i)	(55,346)	(28,191)	(143,381)	(178,331)

France, Germany, the Netherlands, and the UK

Recurring revenue	46,473	42,849	182,165	159,136
Non-recurring revenue	2,378	2,491	10,293	12,640

Revenue	48,851	45,340	192,458	171,776

Adjusted EBITDA	26,582	24,321	104,373	90,121

Gross margin	63.1%	62.7%	62.6%	61.4%

Adjusted EBITDA margin	54.4%	53.6%	54.2%	52.5%

Total assets	619,356	546,842	619,356	546,842
Total liabilities	148,884	139,576	148,884	139,576
Capital expenditure, including intangible assets (i)	(34,360)	(20,090)	(93,676)	(145,080)

Rest of Europe

Recurring revenue	27,943	26,153	109,109	100,113
Non-recurring revenue	1,360	1,387	5,544	5,232

Revenue	29,303	27,540	114,653	105,345

Adjusted EBITDA	14,975	14,379	59,097	55,068

Gross margin	61.4%	62.4%	61.2%	61.5%

Adjusted EBITDA margin	51.1%	52.2%	51.5%	52.3%

Total assets	223,274	197,802	223,274	197,802
Total liabilities	39,708	48,183	39,708	48,183
Capital expenditure, including intangible assets (i)	(20,464)	(7,196)	(47,016)	(29,014)

Corporate and other

Adjusted EBITDA	(7,795)	(7,513)	(31,633)	(30,174)

Total assets	68,145	74,580	68,145	74,580
Total liabilities	334,281	255,891	334,281	255,891
Capital expenditure, including intangible assets (i)	(522)	(905)	(2,689)	(4,237)

(i)	Capital expenditure, including intangible assets, represents payments to acquire property, plant and equipment and intangible assets, as recorded in the consolidated statement of cash flows as “Purchase of property, plant and equipment” and “Purchase of intangible assets”, respectively.

Press Release, 5 March 2014

INTERXION HOLDING NV

NOTES TO CONSOLIDATED INCOME STATEMENT: ADJUSTED EBITDA RECONCILIATION

(in €‘000 – except where stated otherwise)

(unaudited)

	Three Months Ended		Year Ended
	31 Dec	31 Dec	31 Dec	31 Dec
	2013	2012	2013	2012
Reconciliation to Adjusted EBITDA

Consolidated

Net profit	9,772	5,649	6,824	31,631
Income tax expense	3,650	3,452	6,082	15,782

Profit before taxation	13,422	9,101	12,906	47,413
Net finance expense	5,590	5,657	57,453	17,746

Operating profit	19,012	14,758	70,359	65,159
Depreciation, amortisation and impairments	13,532	13,071	57,670	43,993

EBITDA	32,544	27,829	128,029	109,152
Share-based payments	1,260	2,640	4,149	5,488
Increase/(decrease) in provision for onerous lease contracts	—	838	—	838
Income from sub-leases on unused data centre sites	(42)	(120)	(341)	(463)

Adjusted EBITDA	33,762	31,187	131,837	115,015

France, Germany, the Netherlands, and the UK

Operating profit	17,610	15,325	66,581	63,336
Depreciation, amortisation and impairments	8,703	8,059	37,371	25,686

EBITDA	26,313	23,384	103,952	89,022
Share-based payments	311	219	762	724
Increase/(decrease) in provision for onerous lease contracts	—	838	—	838
Income from sub-leases on unused data centre sites	(42)	(120)	(341)	(463)

Adjusted EBITDA	26,582	24,321	104,373	90,121

Rest of Europe

Operating profit	10,847	9,992	41,482	38,969
Depreciation, amortisation and impairments	4,037	4,298	17,269	15,691

EBITDA	14,884	14,290	58,751	54,660
Share-based payments	91	89	346	408

Adjusted EBITDA	14,975	14,379	59,097	55,068

Corporate and Other

Operating profit/(loss)	(9,445)	(10,559)	(37,704)	(37,146)
Depreciation, amortisation and impairments	792	714	3,030	2,616

EBITDA	(8,653)	(9,845)	(34,674)	(34,530)
Share-based payments	858	2,332	3,041	4,356

Adjusted EBITDA	(7,795)	(7,513)	(31,633)	(30,174)

Press Release, 5 March 2014

INTERXION HOLDING NV

CONSOLIDATED BALANCE SHEET

(in €‘000 – except where stated otherwise)

(unaudited)

	As at
	31 Dec	31 Dec
	2013	2012
Non-current assets

Property, plant and equipment	698,748	620,931
Intangible assets	17,878	18,638
Deferred tax assets	34,446	30,376
Financial assets	774	774
Other non-current assets	16,536	4,959

	768,382	675,678
Current assets

Trade and other current assets	96,703	74,854
Cash and cash equivalents	45,690	68,692

	142,393	143,546

Total assets	910,775	819,224

Shareholders’ equity

Share capital	6,887	6,818
Share premium	485,347	477,326
Foreign currency translation reserve	6,757	9,403
Hedging reserve, net of tax	60	—
Accumulated deficit	(111,149)	(117,973)

	387,902	375,574
Non-current liabilities

Trade payables and other liabilities	11,537	11,194
Deferred tax liabilities	4,147	2,414
Provision for onerous lease contracts	4,855	7,848
Borrowings	362,209	288,085

	382,748	309,541
Current liabilities

Trade payables and other liabilities	132,093	127,778
Income tax liabilities	2,229	2,301
Provision for onerous lease contracts	4,020	3,978
Borrowings	1,783	52

	140,125	134,109

Total liabilities	522,873	443,650

Total liabilities and shareholders’ equity	910,775	819,224

Press Release, 5 March 2014

INTERXION HOLDING NV

NOTES TO THE CONSOLIDATED BALANCE SHEET: BORROWINGS

(in €‘000 – except where stated otherwise)

(unaudited)

	As at
	31 Dec	31 Dec
	2013	2012
Borrowings net of cash and cash equivalents

Cash and cash equivalents (ii)	45,690	68,692

6.0% Senior Secured Notes due 2020 (iii)	317,610	—
9.5% Senior Secured Notes due 2017 (iv)	—	256,268
Mortgages	24,257	9,903
Financial leases	20,520	20,361
Other borrowings	1,605	1,605

Borrowings excluding Revolving Credit Facility deferred financing costs	363,992	288,137

Revolving credit facility deferred financing costs (v)	(1,258)	(1,371)

Total borrowings	362,734	286,766

Borrowings net of cash and cash equivalents	317,044	218,074

(ii)	Cash and cash equivalents include €4.1 million as of 31 December 2013 and €5.0 million as of 31 December 2012, which is restricted and held as collateral to support the issuance of bank guarantees on behalf of a number of subsidiary companies.
(iii)	€325 million 6.0% Senior Secured Notes due 2020 are shown after deducting underwriting discounts and commissions, offering fees and expenses.
(iv)	€260 million 9.5% Senior Secured Notes due 2017 are shown after deducting underwriting discounts and commissions, offering fees and expenses.
(v)	Deferred financing costs of €1.3 million as of 31 December 2013 were incurred in connection with the €100 million revolving credit facility.

Press Release, 5 March 2014

INTERXION HOLDING NV

CONSOLIDATED STATEMENT OF CASH FLOWS

(in €‘000 – except where stated otherwise)

(unaudited)

	Three Months Ended		Year Ended
	31 Dec	31 Dec	31 Dec	31 Dec
	2013	2012	2013	2012
Profit for the period	9,772	5,649	6,824	31,631
Depreciation, amortisation and impairments	13,532	13,071	57,670	43,993
Unwinding provision for onerous lease contracts	(829)	44	(3,285)	(2,328)
Share-based payments	1,260	2,640	4,149	5,488
Net finance expense	5,590	5,657	57,453	17,746
Income tax expense	3,650	3,452	6,082	15,782

	32,975	30,513	128,893	112,312
Movements in trade and other current assets	(12,803)	(78)	(22,712)	(7,154)
Movements in trade and other liabilities	2,804	2,415	(3,510)	6,543

Cash generated from operations	22,976	32,850	102,671	111,701

Interest paid (vi)	(813)	(474)	(22,747)	(18,081)
Interest received	137	273	569	1,007
Income tax paid	(3,840)	(1,923)	(7,930)	(5,545)

Net cash flows from operating activities	18,460	30,726	72,563	89,082

Cash flows from investing activities

Purchase of property, plant and equipment	(54,819)	(26,990)	(140,251)	(172,036)
Purchase of intangible assets	(527)	(1,201)	(3,130)	(6,295)
Acquisition financial asset	—	—	—	(774)

Net cash flows from investing activities	(55,346)	(28,191)	(143,381)	(179,105)

Cash flows from financing activities

Proceeds from exercised options	468	1,231	4,500	7,956
Payments related to mortgages	(1,167)	—	(1,167)	—
Proceeds from mortgages	333	9,890	15,490	9,890
Proceeds 6.00% Senior Secured Notes due 2020	(769)	—	317,045	—
Repayment 9.50% Senior Secured Notes due 2017	—	—	(286,478)	—
Payments for Revolving Credit Facility	(239)	—	(1,398)	(1,159)
Other borrowings	(28)	(64)	(81)	(804)

Net cash flows from financing activities	(1,402)	11,057	47,911	15,883
Effect of exchange rate changes on cash	(25)	(52)	(95)	163

Net movement in cash and cash equivalents	(38,313)	13,540	(23,002)	(73,977)
Cash and cash equivalents, beginning of period	84,003	55,152	68,692	142,669

Cash and cash equivalents, end of period	45,690	68,692	45,690	68,692

(vi)	Interest paid is reported net of cash interest capitalized, which is reported as part of “Purchase of property, plant and equipment”.

Press Release, 5 March 2014

INTERXION HOLDING NV

NOTES TO CONSOLIDATED INCOME STATEMENT: ADJUSTED NET PROFIT RECONCILIATION

(in € millions – except per share data and where stated otherwise)

(unaudited)

	Three Months Ended		Year Ended
	31 Dec	31 Dec	31 Dec	31 Dec
	2013	2012	2013	2012
Net profit - as reported	9.8	5.6	6.8	31.6

Add back
+ Refinancing charges	—	—	31.0	—
+ Deferred tax asset adjustment	—	—	0.6	—
+ Dutch crisis wage tax	0.4	1.9	0.4	1.9
+ Adjustments to onerous lease	—	0.8	—	0.8

	0.4	2.7	32.0	2.7

Reverse
- Change in useful life of assets	(2.0)	—	(2.0)	—
- Interest Capitalised	(0.4)	(1.3)	(1.7)	(9.2)

	(2.4)	(1.3)	(3.7)	(9.2)

Tax effect of above add backs & reversals	0.7	(0.4)	(6.9)	1.6

Adjusted Net profit	8.5	6.6	28.2	26.7

Reported Basic EPS: (€)	0.14	0.08	0.10	0.47
Reported Diluted EPS: (€)	0.14	0.08	0.10	0.46

Adjusted Basic EPS: (€)	0.12	0.10	0.41	0.40
Adjusted Diluted EPS: (€)	0.12	0.10	0.41	0.39

Press Release, 5 March 2014

INTERXION HOLDING NV

Status of Announced Expansion Projects as at 5 March 2014

with Target Open Dates in 2013 & 2014

		CAPEX (a, b)	Equipped Space (a)
Market	Project	(€million)	(Sqm)	Target Opening Dates	€ / sqm
Frankfurt	FRA 6: Phase 3 Expansion	5	600	1Q 2013 (opened)	€8.33

Copenhagen	CPH 1: Expansion	2	300	2Q 2013 (opened)	€6.67

Stockholm	STO 2: Phase 1 New Build	11	500	2Q 2013 (opened)	€22.00

Vienna	VIE 1: Phase 4 Expansion	1	400	3Q 2013 (opened)	€2.50

Vienna	VIE 1: Phase 5 Expansion	4	300	4Q 2013 (opened)	€13.33

Zurich	ZUR 1: Phase 4 Expansion	4	500	4Q 2013 (opened)	€8.00

Amsterdam	AMS 7: Phases 1-4 New Build	80	4,600	1Q 2014 (opened) (c)	€17.39

Brussels	BRU 1: Phase 5 Expansion	2	300	1Q 2014 (opened)	€6.67

Frankfurt	FRA 9: Phase 1 New Build	13	800	1Q 2014 (opened)	€16.25

Stockholm	STO 2: Phase 2 Expansion	6	500	1Q 2014 (opened)	€12.00

Frankfurt	FRA 8: Phases 1 & 2 New Build	30	1,800	2Q 2014 (d)	€16.67

Stockholm	STO 3: New Build	12	900	4Q 2014	€13.33

Vienna	VIE 2: Phases 1 & 2 New Build	25	1,200	4Q 2014 (e)	€20.83

Total		€195	12,700

(a)	CAPEX and Equipped Space are approximate and may change.
(b)	CAPEX reflects the total for the projects listed at full power and capacity, and the amounts shown in the table above may be invested over the duration of more than one fiscal year.
(c)	Phase 1 (1,000 sqm) became operational in 1Q 2014; phase 2 (1,000 sqm) is scheduled to be operational in 3Q 2014; phase 3 (1,300 sqm) is scheduled for 4Q 2014; phase 4 (1,300 sqm) is scheduled for 1Q 2015.
(d)	Phase 1 (900 sqm) scheduled to be operational in the second quarter of 2014; phase 2 (900 sqm) is scheduled to be operational in the fourth quarter of 2014.
(e)	Phase 1 (600 sqm) is scheduled to be operational in 4Q 2014; additional capacity of approximately 600 sqm is scheduled to be operational in 1H 2015.